EXHIBIT 99.1

Centerra Gold Announces Quarterly Dividend of C$0.07 per common share

TORONTO, Aug. 10, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) announced today that its Board of Directors has approved a quarterly dividend of C$0.07 per common share – approximately C$20.8 million or US$16.5 million. The quarterly dividend is payable on September 8, 2021, to shareholders of record on August 25, 2021. The dividend is an eligible dividend for Canadian income tax purposes.

The Company notes that going forward, in addition to the other factors that the Board of Directors normally considers in connection with the declaration of dividends, it will also need to carefully consider whether, and the extent to which, developments relating to the Kumtor Mine and / or COVID-19 affect its dividend program. In accordance with Centerra’s dividend policy, the timing and quantum of dividends are to be determined by the Board of Directors from time-to-time based on, among other things, the Company’s operating results, cash flow and financial conditions, Centerra’s current and anticipated capital requirements, and general business conditions.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide. Centerra operates two mines, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey, and its Molybdenum Business Unit in the United States. The Company owns the Kumtor Mine in the Kyrgyz Republic, which is currently not under the Company’s control. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/0c4906e5-0355-4d83-8d11-df51dd4be47a